Exhibit 99.1

Kazia Therapeutics Appoints James Levine as Chief Financial Officer

SYDNEY, Australia, June 2, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia,” “Kazia Therapeutics” or the “Company”), a clinical-stage oncology company advancing therapies designed to reprogram cancer biology and overcome treatment resistance, today announced the appointment of James Levine as Chief Financial Officer, effective June 1, 2026. Mr. Levine brings more than two decades of experience across investment banking, executive and financial leadership at publicly traded biotech companies.

“James has built an impressive career leading financial strategy, strategic transactions and major pharmaceutical collaborations, following an extensive career in investment banking,” said Dr. John Friend, CEO, Kazia Therapeutics. “As we advance paxalisib and progress our pipeline, James' expertise will be central to helping us capitalize on that momentum and continue building long-term value for patients and shareholders.”

Most recently, Mr. Levine served as Chief Financial Officer of Cardiff Oncology, a clinical-stage oncology company developing a PLK1 inhibitor therapy for solid tumors. Prior to Cardiff Oncology, Mr. Levine served as CFO of Cidara Therapeutics, an antifungal and antiviral biotech company, where he led the financial structuring of a $568 million licensing collaboration with Mundipharma and a $780 million global partnership with Janssen Pharmaceuticals (Johnson & Johnson). He also served as CEO of Verenium Corporation, an industrial biotech company, where he executed major asset sales for total proceeds of approximately $200 million, as well as Sapphire Energy, a human nutrition-focused biotech.

Earlier in his career, Mr. Levine spent 12 years at Goldman Sachs & Co. as a Managing Director advising pharmaceutical and biotech clients across the U.S. and Europe on financings, mergers and acquisitions and strategic transactions, including landmark deals such as the Glaxo Wellcome and SmithKline Beecham merger. Mr. Levine holds a Master of Business Administration degree from The Wharton School at the University of Pennsylvania.

“I am very excited to be joining Kazia as the Company advances paxalisib across multiple indications and builds out a promising pipeline targeting novel mechanisms of treatment resistance,” added Mr. Levine. “I look forward to working closely with the management team to help translate Kazia’s scientific progress into strategic and financial outcomes as we approach what we expect to be a period of meaningful clinical and strategic milestones for the Company.”

About Kazia Therapeutics

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain penetrant inhibitor of the PI3K/Akt /mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of 10 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “expect,” “plan,” “believe,” “potential,” or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the Company’s expectations regarding its pipeline strategy and future clinical and strategic milestones; the anticipated contributions of Mr. Levine to the Company's business; and Kazia’s plans to advance paxalisib and its broader oncology pipeline. Such statements are based on Kazia's current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with: the development of early stage therapeutic programs; the conduct of clinical trials, including the ability to enroll patients and achieve anticipated enrollment targets; the preliminary nature of data from a small, open-label clinical study, which may not be predictive of later-stage clinical results; risks related to regulatory approvals; risks related to Kazia's reliance on third-party collaborators and clinical trial sites; risks related to the Company's ability to obtain, maintain and protect its intellectual property; risks related to the impact of global economic conditions; and risks related to Kazia's ability to maintain compliance with the applicable NASDAQ continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia's Annual Report on Form 20-F filed with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

Media Contacts

Michaela Fawcett / Molly Crawford

KCSA Strategic Communications

mfawcett@kcsa.com / mcrawford@kcsa.com

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